UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Allegiant Travel Company

(Name of Issuer)

Common Stock $.001 par value per share

(Title of Class of Securities)

01748X 10 2
(CUSIP Number)

Robert B. Goldberg, Esq.
3490 Piedmont Road, Suite 400
Atlanta, Georgia 30305
(404) 233-2800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 01748X 10 2
Cover Page

1	NAMES OF REPORTING PERSONS Maurice J. Gallagher, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e). [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,667,629
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,667,629[1]
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,667,629[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.98%
14	TYPE OF REPORTING PERSON (See Instructions) IN
1Mr. Gallagher exercises voting and dispositive power over 18,000 shares of common stock of Allegiant Travel Company held by a trust under which he serves as Trustee and 239,200 shares of common stock held by a limited liability company controlled by Mr. Gallagher.
2Based on the 17,484,393 shares of common stock outstanding as of November 1, 2014, as reported on Issuer’s Form 10-Q for the quarter ended September 30, 2014, filed on November 10, 2014.

SCHEDULE 13D

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission on December 8, 2006 relating to the Common Stock, $.001 par value per share, of Allegiant Travel Company, a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 1201 North Town Center Drive, Las Vegas, Nevada 89144.

Items 2, 3, 4, 5, 6 and 7 of the Schedule are hereby amended and supplemented as follows:

Item 2.     Identity and Background.

Item 2 of the Schedule is hereby amended to update the address and principal occupation and employment of Maurice J. Gallagher, Jr. (“Mr. Gallagher” or the “Reporting Person”).

(b)	Address. 1201 North Town Center Drive, Las Vegas, Nevada 89144.

(c)	Principal Occupation and Employment. Chairman, Chief Executive Officer and President of Allegiant Travel Company.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended and supplemented to provide that the Reporting Person’s initial acquisition of the Company’s stock occurred in 2001 and earlier with personal funds, and that subsequent acquisitions of the Company’s stock have been made in the form of grants of restricted stock and stock options by the Company to the Reporting Person. Mr. Gallagher has properly reported all acquisitions and dispositions of the Company’s common stock by him in accordance with Section 16(a) of the Act.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule is hereby amended and restated as follows:

All of the reported shares are held for investment purposes. Mr. Gallagher, in his capacity as beneficial owner of shares of common stock (as opposed to his capacity as an officer and director of the Company), does not currently have any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Mr. Gallagher, in his capacity as beneficial owner of shares of common stock, may develop or consider such specific plans or proposals in the future. This document addresses Mr. Gallagher’s intentions in his capacity as a stockholder and should not be read as disclosure about the intentions, purposes or plans of the Company, of which Mr. Gallagher is both an officer and a director. Investors are directed to the filings by the Company with the Securities and Exchange Commission for any disclosures about the Company.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Schedule is hereby amended and supplemented by the following:

(a) As of December 31, 2014, Mr. Gallagher beneficially owns 3,667,629 shares of the Company’s common stock, representing 20.98% of the outstanding common stock of the Company. These shares include (x) 18,000 shares of common stock held by a trust under which Mr. Gallagher serves as Trustee and 239,200 shares of common stock held by a limited liability company controlled by Mr. Gallagher as described in Item 6, (y) 4,378 shares of restricted stock not yet vested and (z) 4,215 shares that Mr. Gallagher may acquire beneficial ownership of within 60 days of this report by exercising stock options held by him. The percentage of Mr. Gallagher’s ownership of common stock of the Company has varied since the initial filing of this Schedule 13D as: (i) Mr. Gallagher has made limited sales of common stock from time to time (no such sales or related series of sales constituting more than 2% of the outstanding shares of the Company), (ii) Mr. Gallagher has made gifts of shares of stock, (ii) Mr. Gallagher has received equity grants from the Company, and (iv) the Company has repurchased substantial amounts of stock in accordance with its stock repurchase program.

(b) Mr. Gallagher has the sole power to vote and sole power to dispose or to direct the disposition of all of the 3,667,629 shares reported as beneficially owned by him.

(c)    There were no transactions in the Company’s common stock effected by Mr. Gallagher in the past 60 days.

(d)    No other person has the right to receive or the power to direct the receipt of the dividends from, or proceeds from the sale of, such securities.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 of the Schedule is hereby amended and supplemented by the following:

Mr. Gallagher has received equity-based compensation from the Company in the form of stock options and grants of restricted stock pursuant to the Company’s 2006 Long Term Incentive Plan.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended and supplemented by the following:

(a)     Form of Stock Option Agreement used for Officers of the Company. (Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 8, 2013).
(b)    Form of Restricted Stock Agreement used for Officers of the Company. (Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the Commission on May 8, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015         /s/ Maurice J. Gallagher, Jr.
Maurice J. Gallagher, Jr.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2015         /s/ Maurice J. Gallagher, Jr.
Maurice J. Gallagher, Jr.